SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

         Under the Securities Exchange Act of 1934

                     (Final Amendment)



               Western National Corporation
                     (Name of Issuer)

                    Common Stock
              (Title of Class of Securities)

                         958845109
                      (CUSIP Number)

   Peter V. Tuters, Senior Vice President and Chief Investment Officer American General Corporation, 2929 Allen Parkway, Houston TX 77019
                      (713) 522-1111
       (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                     February 25, 1998
           (Date of Event which Requires Filing
                    of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .


Check the following box if a fee is being paid with this statement  .








              (Continued on following pages)

                     Page 1 of 5 Pages

CUSIP No.  958845109
                            13D
Page   2    of     5
Pages



                             1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

AMERICAN GENERAL CORPORATION
IRS #74-0483432


                             2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)



                             3
SEC USE ONLY




                             4
SOURCE OF FUNDS

OO


                             5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d)
or 2(e)




                             6
CITIZENSHIP OR PLACE OF ORGANIZATION

Texas


                        NUMBER OF

                          SHARES

                             7
SOLE VOTING POWER

0



                       BENEFICIALLY

                         OWNED BY

                             8
SHARED VOTING POWER

69,754,641



                           EACH

                        REPORTING

                             9
SOLE DISPOSITIVE POWER

0



                          PERSON

                           WITH
                            10
SHARED DISPOSITIVE POWER

69,754,641



                            11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,754,641


                            12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES





                            13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%


                            14
TYPE OF REPORTING PERSON

HC, CO

CUSIP No.  958845109
                            13D
Page   3    of    5    Pages



                             1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

AGC LIFE INSURANCE COMPANY
IRS #76-0030921


                             2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)



                             3
SEC USE ONLY




                             4
SOURCE OF FUNDS

OO


                             5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d)
or 2(e)




                             6
CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri


                        NUMBER OF

                          SHARES

                             7
SOLE VOTING POWER

0



                       BENEFICIALLY

                         OWNED BY

                             8
SHARED VOTING POWER

69,754,641



                           EACH

                        REPORTING

                             9
SOLE DISPOSITIVE POWER

0



                          PERSON

                           WITH
                            10
SHARED DISPOSITIVE POWER

69,754,641



                            11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,754,641


                            12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES





                            13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%


                            14
TYPE OF REPORTING PERSON

IC

American General Corporation ("American General") and AGC Life Insurance Company ("AGC Life") hereby amend their statement on Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and
Amendment No. 4 thereto (the "Statement"), relating to the common stock of Western National Corporation ("Western") as follows:


Item 3.  Source and Amount of Funds and Other Consideration.

The 37,552,677 shares of Common Stock of Western acquired by American General on February 25, 1998 upon consummation of the Merger described in Item 4, below, were acquired with a combination of 50% American General Common Stock (approximately 10.2 billion) and 50% cash (approximately $580 million). The cash portion of the purchase price was obtained through short-term borrowing in the commercial paper market.

Item 4.  Purpose of Transaction.

On February 25, 1998, American General and Western jointly announced the completion of the acquisition of the remaining 54% of Western National Corporation for $1.2 billion. The transaction was consummated following the approval by Western National shareholders. Western National, with assets of $12 billion and shareholders' equity of $1.1 billion, is the nation's leading provider of fixed annuities marketed through financial institutions.

Item 5.  Interest in Securities of Issuer.


(a) American General may be deemed to beneficially own, through its wholly owned subsidiary AGC Life, an aggregate of 69,754,641 shares or 100% of Western's issued and outstanding shares of common stock.

(b) American General and AGC Life may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of the 69,754,641 shares of Western's common stock held by American General, subject to the terms of the amended Shareholder's Agreement dated as of September 13, 1996. American General and AGC Life know of no other person who will have the power to vote or to direct the vote and to dispose or to direct the disposition of the securities reported herein.

(c) There have been no transactions in the securities reported herein during the past 60 days, other than the consummation of the Merger reported above in Item 4.





                         SIGNATURE




  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                      AMERICAN GENERAL CORPORATION



Date: February 25, 1998    BY: /S/ PETER V. TUTERS
                           Name:     Peter V. Tuters
                      Title: Senior Vice President and Chief
                                Investment Officer



                      AGC LIFE INSURANCE COMPANY



Date: February 25, 1998    BY: /S/ PETER V. TUTERS
                      Name:     Peter V. Tuters
                      Title: Vice President and Chief
                            Investment Officer